UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	033-49598

UNITED ARTISTS THEATRE CIRCUIT, INC.

(Exact name of registrant as specified in its charter)

7132 Regal Lane

Knoxville, Tennessee 37918

856-922-1123

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1995-A Pass Through Trust 9.3% Pass Through Certificates, Series 1995-A

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, United Artists Theatre Circuit, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 14, 2015	By:	/s/ Peter B. Brandow
		Name:	Peter B. Brandow
		Title:	Vice President & Secretary

(1)         United Artists Theatre Circuit, Inc. (the “Company”) is a voluntary filer and is not subject to the filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Form 15 is notice of the Company’s termination of its voluntary filing of the reports required to be filed by Section 13 or 15(d) of the Exchange Act.  As of July 1, 2015, none of the above-referenced 1995-A Pass Through Trust 9.3% Pass Through Certificates, Series 1995-A were outstanding.